09057157

SEC Mail Processing Section
FEB 26 2009
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mutual Investment Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4643 S. Ulster Street, 6th Floor
(No. and Street)

Denver	Colorado	80237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Black — (720) 200-7780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700	Denver	Colorado	80202-3499
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mutual Investment Partners, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELLIE C HUNTER
Notary Public
State of Colorado

Signature

Chief Financial Officer
Title

Shellie C Hunter my commission expires 9/29/2012
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OLD MUTUAL INVESTMENT PARTNERS

(SEC Identification No. 8-50875)

Financial Statements and Supplementary Information

December 31, 2008

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

Independent Auditors' Report

The Board of Trustees
Old Mutual Investment Partners:

We have audited the accompanying statement of financial condition of Old Mutual Investment Partners (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Mutual Investment Partners as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

KPMG LLP

Denver, Colorado
February 24, 2009

OLD MUTUAL INVESTMENT PARTNERS

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	5,404,086
Commissions receivable		200,858
Receivables from affiliates		69,221
Prepaid expenses		89,769
Prepaid C share commissions		267,304
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,453,555		926,926
Deferred tax asset		11,056,192
Deposits with clearing organizations and other		137,280
Total assets	$	18,151,636

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	963,010
Deferred rent		313,407
Accrued employee compensation and benefits		839,266
Account payable, accrued expenses, and other liabilities		597,740
Total liabilities		2,713,423
Commitments and contingencies (notes 8 and 11)		
Stockholder's equity:		
Common stock, $100 par value. Authorized 100,000 shares; issued and outstanding 10 shares		1,000
Additional paid-in capital		65,696,960
Accumulated deficit		(50,259,747)
Total stockholder's equity		15,438,213
Total liabilities and stockholder's equity	$	18,151,636

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Operations

Year ended December 31, 2008

Revenues:		
12b-1 service and distribution fees and other income	$	8,173,685
Interest		82,507
Total revenues		8,256,192
Operating expenses:		
Employee compensation and benefits		10,624,684
Advertising and promotions		5,099,471
Occupancy		925,484
Registration fees		89,067
Distribution fees		8,599,812
Professional fees		1,693,080
Other operating expenses		776,272
Total operating expenses		27,807,870
Net loss before income tax benefit		(19,551,678)
Income tax benefit		(6,685,990)
Net loss	$	(12,865,688)

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2007	$	1,000	47,019,930	(37,394,059)	9,626,871
Capital contributions		—	20,032,389	—	20,032,389
Net loss		—	—	(12,865,688)	(12,865,688)
Return of capital for the portion of NOL utilized in the consolidated federal tax return of OMUSH (note 1(e))		—	(1,355,359)	—	(1,355,359)
Balance, December 31, 2008	$	1,000	65,696,960	(50,259,747)	15,438,213

See accompanying notes to financial statements.

OLD MUTUAL INVESTMENT PARTNERS

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(12,865,688)
Adjustments to reconcile net loss to net cash used in operating activities:		
Income tax benefit		(6,685,990)
Depreciation and amortization		480,899
Noncash capital contribution related to forgiveness of amounts payable to OMCAP		16,015,063
Changes in operating assets and liabilities:		
Decrease in commissions receivable		676,192
Decrease in receivables from affiliates		306,333
Decrease in prepaid expenses		196,034
Decrease in prepaid C share commissions		1,015,357
Decrease in deposits with clearing organizations and other		147,542
Decrease in commissions payable		(762,436)
Decrease in deferred rent		(60,361)
Decrease in accrued employee compensation and benefits		(1,727,380)
Decrease in accounts payable, accrued expenses, and other liabilities		(59,931)
Net cash used in operating activities		(3,324,366)
Cash flows from investing activities:		
Purchase of furniture, equipment, and leasehold improvements		(223,085)
Net cash used in investing activities		(223,085)
Cash flows from financing activities:		
Capital contributions		4,017,326
Net cash provided by financing activities		4,017,326
Net increase in cash and cash equivalents		469,875
Cash and cash equivalents, beginning of year		4,934,211
Cash and cash equivalents, end of year	$	5,404,086
Supplemental disclosure of noncash financing activity:		
Return of capital for the portion of NOL utilized in the consolidated federal tax return of OMUSH	$	1,355,359

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Old Mutual Investment Partners (OMIP or the Company), is a wholly owned subsidiary of Old Mutual Capital, Inc. (OMCAP), which is a wholly owned subsidiary of Old Mutual (US) Holdings Inc. (OMUSH), which in turn is an indirect, wholly owned subsidiary of Old Mutual plc, an international financial services group based in London. OMIP commenced operations, in its current form, effective July 1, 2004. OMIP is registered as a broker-dealer under the Securities Exchange Act of 1934 (the Act) and applicable state law, and acts exclusively as a principal underwriter and distributor for Old Mutual Advisor Funds, Old Mutual Advisor Funds II, Old Mutual Advisor Funds III, and Old Mutual Insurance Series Fund (collectively, the Funds) all of which are related parties of the Company. OMIP promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing of the National Association of Securities Dealers, Inc. The Company prepares its financial statements on an accrual basis.

In July 2004, OMCAP purchased all of the ownership interests of PBHG Fund Distributors (PBHG FD), which was a wholly owned subsidiary of OMUSH. Upon its acquisition by OMCAP, PBHG FD was merged with Old Mutual Investment Partners, Inc. with PBHG FD being the surviving entity. On the same day, PBHG FD changed its name to OMIP.

Income is derived from commissions received from the sale of shares of the Funds managed by OMCAP. Expenses include those directly related to OMIP wholesale broker-dealer and distribution activities. No allocations are made by OMCAP for overhead, administrative services, rent, or compensation paid to an employee whose primary duties do not relate to distribution activities.

Management believes the Company will continue to receive financial support from OMUSH and OMCAP to allow the Company to meet its obligations as they become due and maintain its required net capital through at least January 1, 2010.

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue Recognition

12b-1 service and distribution fees are accrued as earned.

(c) Cash and Cash Equivalents

The Company considers cash equivalents as liquid investments with original maturities of fewer than 90 days.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or

may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost.

Depreciation on furniture, equipment, and leasehold improvements is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful life of computer equipment and software is three years, while office equipment and furniture and fixtures is five years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Total depreciation and amortization for the year ended December 31, 2008 was $480,899.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes and uses the pro rata basis for federal income taxes. Under this method and basis, current and deferred income taxes are allocated to the Company based on the Company's relative contribution to OMUSH's consolidated income tax expense or benefit. Accordingly, the Company does not recognize alternative minimum tax payable or carryforward, net federal operating loss carryforwards, or other credit carryforwards that do not exist in OMUSH's consolidated tax return. The Company accounts for state income taxes on a separate return basis.

The need for a valuation allowance on federal deferred tax assets is assessed at the consolidated OMUSH level and allocated to the Company on a pro rata basis using those Company's deferred tax assets that require the valuation allowance. The Company does not record a valuation allowance for federal deferred tax assets unless one is recorded at the consolidated OMUSH level. The need for a valuation allowance on state deferred tax assets is assessed on a separate company basis. State deferred tax assets are reviewed to determine whether they are more likely than not to be realized and, if not, then valuation allowances are established to reduce deferred income tax assets to the amounts expected to be realized.

The net loss of the Company is included in the consolidated federal income tax return of OMUSH. The Company will not be compensated by OMUSH for the tax benefit (receivable from OMUSH) related to the use of the net loss in the consolidated federal income tax return that is used to offset income of other members of the group. Therefore, this tax benefit is shown as a return of capital as the tax benefit will not be paid by OMUSH to the Company.

(f) Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising costs were $2,119,210 in 2008.

(g) Concentrations of Credit Risk

The Company is primarily engaged in the selling of shares of the Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Stockholder's Equity

The Company has 100,000 shares of common stock authorized, 10 of which are issued and outstanding. OMUSH and OMCAP intend to provide capital contributions to the Company as necessary for it to maintain compliance with minimum net capital requirements and meet its obligations at least through January 1, 2010. During 2008, OMCAP made cash contributions to the Company in the amount of $4,017,326 (note 4).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $25,000 and maintenance of a ratio (aggregate indebtedness to net capital), both as defined, that shall not exceed 15 to 1. Further, capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $2,519,171, which was $2,359,170 in excess of the minimum net capital required and a ratio of aggregate indebtedness to net capital of 0.95 to 1.

At December 31, 2008, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule) of the Act as it is a broker-dealer that deals solely in mutual fund shares and promptly transmits all customer funds and delivers all securities received in connection with its broker-dealer activities.

(4) Related-Party Transactions

Certain payroll and other expenses directly related to the Company's wholesale broker-dealer and distribution activities are paid directly by OMCAP. When these expenses are paid by OMCAP, the Company records a payable to an affiliate. During 2008, the Company received $4,017,326 from OMCAP in cash and OMCAP forgave $16,015,063 in amounts payable to affiliates as a noncash capital contribution.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

OMIP's sales organization markets and sells Separately Managed Accounts (SMA) on behalf of OMCAP. The Company's payroll and other expenses of its sales organization are allocated to OMCAP on a monthly basis based on total sales of SMA's compared to total sales of OMIP. The total allocated to OMCAP during the year ended December 31, 2008 was $3,663,691, of which $0 is included in receivable from affiliates. The total allocated amount is recorded as a reduction of employee compensation and benefits, advertising and promotions, registration fees, professional fees, and other operating expenses. The

(Continued)

Company's Wealth Management Group worked solely on the SMA business. Therefore, all payroll and other expenses of $53,011 was allocated to OMCAP, of which $0 is included in receivables from affiliates. This allocation is recorded as a reduction to employer compensation and benefits.

(5) Benefit Plans

OMUSH has a defined contribution benefit plan for eligible employees. This is a profit sharing plan (the Plan) qualified under Section 401 of the Internal Revenue Code in which the Company makes contributions to a trustee, on behalf of eligible employees, to fund the Plan.

The Plan covers all full-time employees who have met certain length-of-service requirements. The Company's contribution to the Plan is determined annually subject to some limitations. For any plan year in which the Company makes a profit-sharing contribution to the Plan, all eligible participants in the Company are entitled to share in the profit-sharing contribution. This contribution is made to all eligible participants who are actively employed by the Company on December 31. The Company incurred a profit-sharing expense of $272,370 for the year ended December 31, 2008.

(6) Income Taxes

The components of income tax benefit computed as if the Company was a separate taxpayer are as follows for the year ended December 31, 2008:

Current income tax benefit:		
Federal	$	(1,355,359)
State		—
Total current tax benefit		(1,355,359)
Deferred income tax expense (benefit):		
Federal		(5,330,631)
State		—
Total deferred tax benefit		(5,330,631)
Total income tax benefit	$	(6,685,990)

The income tax benefit differs from the expected federal income tax rate of 35% for the following reasons for the year ended December 31, 2008:

Computed "expected" income tax benefit at statutory rate	$	(6,843,087)
Increase in income taxes resulting from:		
State income taxes, net of federal benefits		(627,787)
Increase in valuation allowance		620,624
Meals and entertainment		82,262
Other		81,998
Income tax benefit	$	(6,685,990)

At December 31, 2008, the Company has gross deferred tax assets as follows:

Deferred tax assets:		
Fixed assets	$	211,984
Accrued compensation		24,159
Deferred rent		120,084
Federal net operating loss carryover		10,737,084
State net operating loss carryover		2,632,163
Total deferred tax asset		13,725,474
Less valuation allowance		(2,662,394)
Net deferred tax assets		11,063,080
Deferred tax liability:		
Voluntary deferred compensation		(6,888)
Total deferred tax liability		(6,888)
Net deferred tax asset	$	11,056,192

At December 31, 2008, the Company has a net deferred tax asset of $11,056,192. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future income, and tax planning strategies, which are both prudent and feasible and would be implemented, in making this assessment. Based on the projections of future taxable income over the period in which the deferred tax assets are deductible and available tax planning strategies, management believes that with the exception of state deferred tax assets, it is more likely than not that the Company will realize the benefit of these deductible differences reported as of December 31, 2008. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carryforward period are reduced.

(Continued)

The Company has approximately $73.1 million of state net operating loss (NOL) carryovers as of December 31, 2008, which expire through 2028. At December 31, 2008, the Company has $30,231 in the state portion of deferred tax assets arising from temporary differences. Based on projections of future taxable income, management does not believe it is more likely than not that it will realize the benefit of state deferred tax assets. As such, a full valuation allowance has been recorded against state NOL carryovers and the state portion of deferred tax assets arising from temporary differences.

During 2008, the valuation allowance recorded by the Company increased by $620,624.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" criterion, based on the largest benefit that is more than 50% likely to be realized. The Company management has elected to defer FIN 48 to annual financial statements for fiscal years beginning after December 15, 2008, in accordance with FASB Staff Position FIN 48-3, *Effective Date of Interpretation No. 48 for Certain Nonpublic Enterprises*. Management has continued to analyze and measure uncertain tax positions under FASB Statement No. 5, *Accounting for Contingencies* (FAS 5). FAS 5 requires the Company to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated. FIN 48 is effective for fiscal years beginning after December 15, 2008 with early application permitted if no interim financial statements have been issued. Management is currently analyzing the impact of FIN 48 on the Company's financial statements. Upon adoption, the Company will adjust its financial statements, if necessary, to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Such changes will be recorded directly through equity.

(7) Furniture, Equipment, and Leasehold Improvements

As of December 31, 2008, furniture, equipment, and leasehold improvements consist of the following:

Computer equipment	$	1,341,051
Computer software		346,764
Office equipment		121,527
Furniture and equipment		358,025
Leasehold improvements		1,213,114
		3,380,481
Accumulated depreciation and amortization		(2,453,555)
	$	926,926

(8) Lease Payments

The Company is party to various operating leases. Future minimum payments under all operating leases pertaining to the Company, including leases commencing in 2009, amount to $333,831 in 2009, $348,133 in 2010, $355,437 in 2011, and $119,290 in 2012. The Company incurred rental expense of $444,585 for the year ended December 31, 2008.

The lease payments on the Company's offices accelerate each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2008, the cumulative lease expense exceeded the cumulative cash payments on the leases by $140,430. The Company has received allowances for leasehold improvements from the lessor for the Company's office. The Company amortizes these allowances as an offset to rent expense over the lease term. At December 31, 2008, the unamortized balance of these allowances is $172,977. Such amounts are recorded as deferred rent in the accompanying statement of financial condition.

(9) Severance Charge

During 2008, the Company terminated certain employees. The Company has recorded a severance charge of $1,981,341 related to these terminations, which was paid during 2008.

(10) Prepaid C Share Commissions – Dealer Advances and Prepaid Services

Certain of the Funds maintain a multiclass structure, whereby the participating funds offer traditional front-end load shares (Class A shares) and back-end load shares (Class C shares). Class C shares may require the investor to pay a contingent deferred sales charge (CDSC) if there is a redemption within one year. However, the Company pays upfront sales commissions (dealer advances) to broker-dealers of 1% on Class C shares. The participating Funds pay the Company distribution and service fees based on their net assets invested in Class C Shares, subject to annual renewal by the participating Funds' board of trustees. The distribution fees are 0.75% per annum for Class C shares. A service fee of 0.25% per annum is paid to the Company for Class C and Class A shares. In addition, the Company is paid a CDSC on Class C shares redeemed within the minimum holding period. The CDSC is paid based on the lower of original cost or current market value at a rate of 1% for Class C shares. Class A shares over $1 million also have a 1% CDSC.

The Company capitalizes Class C share commissions for financial statement purposes and amortizes such costs over a 12-month period. Distribution fees received by the Company from participating funds are recorded in income as earned. CDSCs received by the Company from redeeming shareholders are recognized as a contra-expense. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period.

(11) Commitments and Contingencies

At this time, the Company does not have or is not aware of any pending litigation against the Company that would have a material impact on the Company's financial position or results of operations.

Schedule I

OLD MUTUAL INVESTMENT PARTNERS

Computation of Net Capital under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2008

Net capital:		
Total stockholder's equity	$	15,438,213
Deduct nonallowable assets:		
Commissions receivable		200,858
Receivable from affiliates		69,221
Furniture, equipment, and leasehold improvements less accumulated depreciation and amortization		926,926
Prepaids and deposits		385,472
Deferred tax asset		11,056,192
		12,638,669
Other deductions:		
Fidelity bond deductible		200,000
Less fidelity bond deductible allowed (greater of $5,000 or 10% of highest minimum net capital required over the past 12 months)		29,826
Net excess Fidelity bond deductible		170,174
Haircut on securities owned		110,199
Net capital	$	2,519,171
Aggregate indebtedness	$	2,400,016
Computation of basic net capital requirement:		
Minimum net capital required: 6-2/3% of total aggregate indebtedness, but not less than $25,000	$	160,001
Excess of net capital over requirement	$	2,359,170
Excess of net capital at 1,000 percent		2,279,169
Excess of net capital at 1,500 percent		2,159,169
Ratio of aggregate indebtedness to net capital		0.95

There were no material differences between the Company's computation of net capital as reflected on the amended Form X-17 A-5, Part IIA and the above computation.

See accompanying independent auditors' report.

Schedule II

OLD MUTUAL INVESTMENT PARTNERS

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2008

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

At December 31, 2008, the Company is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such rule). Because of this exemption, the Company has not included the schedules Computation for Determination of Reserve Requirements under Rule 15c3-3 or Information for Possession or Control Requirements under Rule 15c3-3.

See accompanying independent auditors' report.

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

The Board of Trustees
Old Mutual Investment Partners:

In planning and performing our audit of the financial statements of Old Mutual Investment Partners (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of trustees, management, the SEC, the Financial Industry Regulatory Agency, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 24, 2009